UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update:
- ☐ Form C/A: Amendment to Offering Statement:
- ☐ Check box if Amendment is material and investors must reconfirm within five business days
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer:

Chicago Concours Group Inc

Legal status of issuer, Form:

Corporation

Jurisdiction of Organization:

Nevada

Date of organization:

May 4, 2026

Physical address of issuer:

104 S. Walnut, Unit 1A
Itasca IL 60143

Website of issuer:

https://www.chicagoconcours.com/

Is there a co-issuer?

No

Name of intermediary through which the offering will be conducted

Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary

0001664804

SEC file number of intermediary

007-00008

CRD number of intermediary

282912

Name of qualified third party which the Offering will utilize:

North Capital Private Securities.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

A cash-based success fee of 7.0% of the dollar amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered:

Common Stock

Target number of securities to be offered:

10,000

Price (or method for determining price):

$1.00 per Share. The price was determined internally by the Company's management based on internal criteria and is not based on any third-party valuation criteria or other independent valuation formula.

Target offering amount:

$10,000.00

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

Other: At the Company's discretion.

Maximum Offering Amount (if different from target offering amount):

$200,000.00 (200,000 Shares at $1 per Share)

Deadline to reach the Target Offering Amount:

11:59 PM Pacific on December 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Deadline to Terminate Offering If Maximum Offering Amount is Not Reached:

11:59 PM Pacific on December 31, 2026

Current number of employees: 1

	Inception in 2026
Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$989
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	-$989

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and Offering Statement and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

For Chicago Concours Group Inc

/s/ Mark Penway
Mark Penway
Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Penway
Mark Penway
Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Offering Statement
Part II of Offering Document (Exhibit A to Form C)
Dated: July 28, 2026

Chicago Concours Group Inc
A Nevada Corporation
104 S. Walnut, Unit 1A
Itasca IL 60143
708-408-6756
https://www.chicagoconcours.com/

Up to $200,000.00 of Common Stock
200,000 Shares of Common Stock (the "Shares") at $1.00 per Share

Target Offering Amount: $10,000.00

This offering will commence upon filing of this Form C and Offering Statement with the
Securities and Exchange Commission and will terminate at 11:59 PM Pacific on
December 31, 2026.

PLEASE REVIEW ALL RISK FACTORS ON PAGE 18 THROUGH PAGE 25 BEFORE
MAKING AN INVESTMENT IN THIS COMPANY

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY
FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE
INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN
EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING
THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN
RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES
COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE
AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE
MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR
DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING
DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C AND OFFERING STATEMENT TITLED "RISK FACTORS" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO APPLICABLE STATE AND FEDERAL LAW. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.


<u>Forward Looking Statements</u>


This Form C and Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C and Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and Offering Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C and Offering Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C and Offering Statement or any documents incorporated by reference herein or therein speaks only as of the date of this Form C and Offering Statement. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the

Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

SUMMARY OF THE OFFERING

Company:	Chicago Concours Group Inc
Address:	104 S. Walnut, Unit 1A, Itasca IL 60143
State of Formation:	Nevada
Date Organized:	May 4, 2026
Terms:	Common Stock (the "Shares") in Chicago Concours Group Inc at $1.00 per Share.
Perks:	See section below entitled "Perks" for details
Target Offering Amount:	$10,000.	10,000 Shares at $1.00 per Share
Offering Maximum:	$200,000.	200,000 Shares at $1.00 per Share
Type of Security Offered:	Shares of Common Stock
Purchase Price of Security Offered:	$1.00 per Share
Minimum Investment Amount (per investor):	$50.00 (50 Shares)
The date of this Form C and Offering Statement:	July 28, 2026

TERMS OF THE OFFERING

Chicago Concours Group Inc (the "Company," "Issuer," or "We") is offering its Common Stock(the "Shares") at a price of $1.00 per Share pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Offering"). The Company is offering a Target Offering Amount of $10,000. (10,000 Shares at $1.00 per Share) and an Offering Maximum of $200,000. (200,000 Shares at $1.00 per Share). The Minimum Investment Amount per investor is $50.00 (50 Shares). The Company is also offering "perks" to investors based on the amount of the investment.

All Shares issued in this Offering are of the same class and have identical rights, preferences, and privileges. The only difference among investors is the number of Shares received relative to the investment amount.

PERKS

The Company is also offering the following "perks" in addition to the Shares being sold:

$100 Investment
In addition to the 1 Share per dollar invested…
Limited Edition Founding Investor Hat

$250-$999 Investment
In addition to the 1 Share per dollar invested…
Limited Edition Founding Investor Hat
1 Event Ticket*

$1,000 - $2,499 Investment
In addition to the 1 Share per dollar invested…
Limited Edition Founding Investor Hat
2 Event Tickets
1 Golf Foursome at Itasca Country Club

$2,500- $4,999 Investment
In addition to the 1 Share per dollar invested…
25% Match of Bonus Shares (example: 625 bonus shares for a $2,500 investment)
Limited Edition Founding Investor Hat
Founder's Shirt
Official Chicago Concours Founder Designation
Assigned Founder Number
2 VIP Event Tickets
1 Golf Foursome at Itasca Country Club

$5,000-$9,999 Investment
In addition to the 1 Share per dollar invested…

50% Match of Bonus Shares (example: 2,500 bonus shares for a $5,000 investment)
Limited Edition Founding Investor Hat
Founder's Shirt
Official Chicago Concours Founder Designation
Assigned Founder Number
2 VIP Event Tickets
1 Golf Foursome at Itasca Country Club

$10,000 Investment
In addition to the 1 Share per dollar invested…
100% Match of Bonus Shares (example: 10,000 bonus shares for a $10,000 investment)
Limited Edition Founding Investor Hat
Founder's Shirt
Official Chicago Concours Founder Designation
Assigned Founder Number
4 VIP Event Tickets
2 Golf Foursomes at Itasca Country Club

All perks will be fulfilled once the investment round ends, unless otherwise stated in this Form C or unless management, in its discretion, fulfills certain perks at an earlier date.

Also note that bonus shares will not appear during the checkout process but will be added to the shares you purchase at the closing of your investment.

An Event Ticket means one (1) general admission ticket to the 2027 Chicago Concours event. The ticket is subject to event terms, availability, and scheduling.

A VIP Event Ticket means one (1) VIP admission ticket to the 2027 Chicago Concours event, including access to designated VIP hospitality areas and amenities, subject to event terms and availability.

A Golf Foursome at Itasca Country Club means one round of golf for up to four players at Itasca Country Club subject to availability at the country club. All such golf foursomes must be redeemed by the investor within twelve months of the investment.

Official Chicago Concours Founder Designation means recognition as an early supporter and founding investor of the Chicago Concours. Eligible investors will receive a unique Founder Number and may be recognized on event materials, websites, or other promotional materials, subject to investor consent. The designation is honorary, carries no voting rights or governance rights beyond those associated with the investor's securities, and has no cash value.

Assigned Founder Number means a unique sequential number issued to qualifying Founders on a first-come, first-served basis (e.g., Founder #001, Founder #002, etc.). Founder Numbers are honorary, non-transferable, and have no cash value.

THE COMPANY AND ITS BUSINESS

Chicago Concours Group Inc ("Chicago Concours Group") is an event and experiential hospitality company focused on developing premier automotive lifestyle experiences throughout the Midwest. The Company's flagship initiative will be the annual Chicago Concours event, hosted in partnership with the Itasca Country Club.

The Company is being built not simply as a one-time event organizer, but as a scalable lifestyle and experiential brand operating at the intersection of:

- automotive culture
- Hospitality
- Corporate partnerships
- Experiential marketing
- Private events
- Membership experiences
- Sponsorship activations
- Media and content
- Philanthropic fundraising

Chicago Concours Group Inc intends to become the leading automotive lifestyle brand in the Midwest by creating high-end experiences that connect affluent consumers, collectors, brands, and corporate partners.

The Company's long-term strategy is to evolve beyond a single concours event into a diversified experiential business with recurring revenue streams, premium memberships, sponsorship programs, and multiple branded events.

Opportunity

Chicago Concours Group Inc is building the Midwest's first scalable automotive lifestyle and experiential hospitality brand, combining world-class concours events, premium hospitality, sponsorships, and recurring membership experiences in a rapidly growing collector car and experiential market.

Chicago may be one of the largest untapped automotive event markets in the United States. While premier automotive lifestyle events such as Pebble Beach, Amelia Island, and Scottsdale have become major destination experiences generating substantial sponsorship, tourism, and hospitality revenue, the Midwest lacks a nationally recognized concours platform. Chicago Concours Group Inc intends to fill that gap through its strategic partnership with Itasca Country Club, creating a premium destination that brings together affluent consumers, collectors, brands, automotive manufacturers, and corporate sponsors in a highly curated environment. The Company's business model is designed to generate diversified revenue through sponsorships, VIP hospitality, memberships, branded experiences, private events, vendor partnerships, media content, and recurring annual activations.

Our long-term vision is to evolve Chicago Concours Group Inc beyond a single annual event into a nationally recognized experiential lifestyle Company with multiple recurring revenue streams and expansion opportunities across the Midwest and beyond. As the collector car market continues to grow and brands increasingly shift marketing dollars toward experiential engagement, we believe Chicago Concours Group Inc is positioned to become a category-leading platform that captures both consumer passion and corporate sponsorship demand. Through disciplined brand development, strategic partnerships, and scalable event infrastructure, the Company has the potential to become one of the most recognized automotive lifestyle brands in the region while delivering significant long-term enterprise value for investors.

Why Invest?

Large Untapped Market Opportunity. Management believes that Chicago Concours Group Inc is positioned to become the Midwest's premier automotive lifestyle brand in a region currently underserved by nationally recognized concours and experiential automotive events.

Credibility Through Industry Involvement. Members of the Chicago Concours Group Inc team participated in the transaction that took Hagerty public, providing firsthand exposure to the collector car and automotive lifestyle industry at a national level.

Scalable, Multi-Revenue Business Model. The Company is designed to generate recurring revenue through sponsorships, VIP hospitality, memberships, branded events, partnerships, media content, and private experiential activations.

Competitive Advantage

Management believes that Chicago Concours Group Inc's competitive advantage is its unique ability to combine automotive culture with private-club-level hospitality through its affiliation with Itasca Country Club, creating a premium experiential platform unlike traditional car shows or regional automotive gatherings. The partnership provides access to an established venue, affluent demographics, food and beverage infrastructure, and a high-end member environment that aligns naturally with collectors, sponsors, and VIP attendees. This positioning allows the Company to create a significantly more elevated and differentiated experience compared to typical enthusiast-driven automotive events.

Additionally, while nationally recognized concours events such as Pebble Beach and Amelia Island have demonstrated the strong demand for automotive lifestyle experiences, the Midwest remains underserved by a comparable destination event despite the Chicago metropolitan area being one of the largest and wealthiest markets in the United States. Chicago Concours Group Inc intends to capitalize on this market gap through a scalable business model built around sponsorships, hospitality experiences, memberships, branded activations, and recurring experiential events. The Company also benefits from early credibility and industry visibility through team involvement in the transaction that took Hagerty public, providing firsthand exposure to the collector car and automotive enthusiast ecosystem.

Market

Chicago Concours Group Inc operates within the rapidly growing experiential events and collector car ecosystem, specifically targeting affluent automotive enthusiasts, collectors, sponsors, and experiential consumers in the Midwest. Rather than broadly targeting the entire automotive industry, the Company is focused on the premium segment of the market where lifestyle experiences, collector vehicles, hospitality, and brand activations intersect. This market continues to expand as consumers increasingly prioritize experiences, exclusivity, and community-driven events over traditional entertainment and advertising channels.

The Company is specifically addressing a clear gap in the Midwest automotive event market. While nationally recognized concours and automotive lifestyle events such as Pebble Beach Concours d'Elegance, Amelia Island, and Scottsdale attract affluent attendees, sponsors, and automotive manufacturers from around the world, the Chicago metropolitan area currently lacks a nationally recognized automotive destination event despite being one of the largest and wealthiest metropolitan regions in the United States. Chicago's affluent suburbs, strong collector car community, corporate headquarters presence, and consumer base create a compelling regional opportunity for a premium automotive lifestyle platform.

The collector car market itself continues to experience strong long-term growth. According to Credence Research, the global classic car market was valued at approximately $43 billion in 2024 and is projected to grow significantly over the next decade, driven by increasing collector demand, alternative asset investing, rising spending, and growing enthusiast participation. At the same time, brands and automotive manufacturers are increasingly allocating marketing budgets toward experiential activations and private VIP events that provide direct access to affluent consumers in highly curated environments.

Chicago Concours Group Inc is positioned to capitalize on these trends through its affiliation with Itasca Country Club, which provides a premium hospitality environment aligned with brands, collectors, and high-net-worth attendees. The Company's business model is designed around recurring experiential revenue streams including sponsorships, memberships, hospitality packages, branded activations, private events, and media opportunities rather than relying solely on ticket sales. Management believes this targeted, relationship-driven market approach provides stronger long-term scalability and brand value creation than traditional event-only business models.

Problem We Aim To Solve and Our Proposed Solution

The Midwest currently lacks a nationally recognized automotive lifestyle and concours platform despite having one of the largest concentrations of affluent consumers, collector car enthusiasts, brands, and corporate headquarters in the United States. While markets such as Monterey, Scottsdale, and Amelia Island have developed destination automotive events that attract significant sponsorship, tourism, and media attention, the Chicago region remains underserved in the premium automotive experiential category.

In addition, brands and automotive companies are increasingly prioritizing experiential marketing and direct consumer engagement over traditional advertising channels. However, there are limited premium platforms in the Midwest capable of attracting high-net-worth audiences in an environment that aligns with the exclusivity, hospitality, and brand positioning sponsors seek. Existing regional automotive events are often fragmented, enthusiast-focused, or lack the upscale hospitality infrastructure necessary to create destination-level experiences capable of generating sustained sponsor, media, and consumer engagement.

Chicago Concours Group Inc is creating a premium automotive lifestyle and experiential hospitality platform designed specifically for the Midwest market. Through its affiliation with Itasca Country Club, the Company intends to combine high-end automotive programming, hospitality, VIP experiences, corporate sponsorship activations, and curated social experiences into a destination-level brand platform capable of attracting affluent consumers, collectors, sponsors, and automotive manufacturers.

Rather than operating as a traditional car show, the Company is being built as a scalable experiential lifestyle brand with multiple recurring revenue opportunities including sponsorships, memberships, hospitality packages, branded events, private activations, and media content. Management believes this integrated approach creates a more differentiated, premium, and sustainable business model than existing regional automotive events while positioning the Company to become the leading automotive experiential brand in the Midwest.

Traction

Chicago Concours Group Inc was founded in 2026 to address the lack of a nationally recognized automotive lifestyle platform in the Midwest. Since inception, the Company has developed its initial business strategy, established its affiliation with Itasca Country Club, and begun building relationships within the automotive, hospitality, and sponsorship communities to support the launch of its flagship concours and experiential events platform.

Management

Chicago Concours Group Inc brings together leadership with direct experience in luxury hospitality, private club operations, automotive enthusiast culture, and exposure to the collector car industry, creating a unique combination of relationships and operational alignment that management believes is difficult to replicate in the Midwest market.

The Company's Senior Advisor serves as the Managing Member and majority owner of the Itasca Country Club, providing strategic access to one of the region's premier private club environments and helping align the Company's long-term hospitality and venue strategy. In addition, the President of Chicago Concours Group Inc serves as CFO of Itasca Country Club, creating direct operational connectivity between the Company and its primary hospitality partner. This relationship provides valuable insight into event operations, guest experiences, food and beverage management, and private club administration.

The Company's Event Director is affiliated with Cannonball Garage, a recognized name within the automotive enthusiast and collector community. This relationship provides firsthand exposure to automotive culture, enthusiast engagement, and automotive lifestyle experiences that align closely with the Company's target demographic.

Additionally, members of the Chicago Concours Group Inc team participated in the transaction that took Hagerty public, providing firsthand exposure to the collector car, insurance, and automotive enthusiast ecosystem at a national level.

Management believes these combined relationships and experiences position the Company with a differentiated foundation to develop a premium automotive lifestyle brand in the Midwest.

Revenue Model

Chicago Concours Group Inc intends to generate revenue through a diversified experiential business model centered around automotive lifestyle events, hospitality, sponsorships, memberships, and branded activations. The Company's primary revenue sources are expected to include corporate sponsorships, VIP hospitality packages, ticket sales, vendor and exhibitor fees, branded merchandise, private events, and recurring membership experiences. Management believes sponsorship revenue will become one of the Company's largest and most scalable revenue categories as automotive brands, financial institutions, hospitality groups, and consumer brands continue increasing their investment in experiential marketing and direct consumer engagement.

Officer and Director

The sole director and sole officer of the Company is listed below along with all positions and offices held at the Company and his principal occupation and employment responsibilities for the past three (3) years and his educational background and qualifications.

Mark Penway
Director, President, Treasurer and Secretary

Mark Penway serves as a director of the Company, as well as its Secretary and Treasurer, since inception.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Mark Penway has served as a director of the Company, as well as its Secretary and Treasurer, since inception. He brings over a decade of experience in accounting and finance, with a strong focus on financial reporting and analysis for publicly traded companies. Since June 2025, Mr. Penway has served as Chief Financial Officer of World's Best Cocktails Inc, a luxury cocktail brand. Since April 2024, Mr. Penway has served as Chief Financial Officer of Itasca Golf, LLC, a hospitality and real estate company. Prior to that, from September 2021 to April 2024, he was Director of Accounting at FG Financial Group Inc. (formerly 1347 Property Insurance Holdings Inc.), a reinsurance and asset management holding company. In addition, from February 2023 to August 2023, Mr. Penway served as Chief Financial Officer of FG Merger Corp., a special purpose acquisition company that merged with iCoreConnect Inc. From June 2019 to February 2021, and earlier from May 2013 to August 2018, Mr. Penway held various accounting roles at Kingsway Financial Services Inc., most recently as Senior Accounting Analyst. His previous experience also includes the position of Senior Accountant at Arthur J. Gallagher and Senior Financial Analyst at Kemper Corporation. Mr. Penway obtained his bachelor's degree in accounting from Loyola University Chicago in 2013.

Additional Non-Officer or Director Team Profiles

Larry G. Swets, Jr.
Senior Advisor

Mr. Swets has over 25 years of experience within financial services encompassing both nonexecutive and executive roles. He founded Itasca Financial LLC, an advisory and investment firm, in 2005 and has served as its managing member since inception. Mr. Swets also founded and currently serves as the President of Itasca Golf Managers, Inc., a management services and advisory firm focused on the real estate and hospitality industries, since August 2018. Mr. Swets has served as the Chief Executive Officer of FG Financial Group, Inc. (NASDAQ: FGF) (formerly 1347 Property Insurance Holdings, Inc.), a diversified reinsurance, investment management, and real estate holding company, since November 2020, following a period as Interim CEO from June to November 2020. He has been a member of the Board of Directors of FG Financial Group, Inc. (Nasdaq: FGF) since November 2013.

Mr. Swets currently serves on the boards of:

- GreenFirst Forest Products Inc. (TSXV: GFP) since June 2016
- Harbor Custom Development, Inc. (Nasdaq: HCDI) since February 2020
- FG Group Holdings Inc. (NYSE American: FGH) since October 2021
- Ascension Illinois Foundation since March 2018

He also served as a director of Unbounded Media Corporation from June 2019 to September 2023. From October 2021 to September 2024, Mr. Swets also served as Chief Executive Officer and a member of the board of directors of FG Acquisition Corp (TSX:FGAA.U), a special purpose acquisition company which merged with Strong/MDI Screen Systems, Inc. and was renamed Saltire Capital Ltd. (TSX: SLT). Since September 2024, he served as Executive Chairman of Saltire Capital Ltd. (TSX: SLT) and, since October 2023, has served as Chief Executive Officer of FG Merger II Corp., a special purpose acquisition company in the process of completing its initial public offering.

Previously, Mr. Swets served as a Director and Chief Executive Officer of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit, from July 2020 to July 2021. From April to December 2021, he served as Senior Advisor to Aldel Financial Inc., a special purpose acquisition company, which merged with Hagerty, Inc. (NYSE: HGTY), a leading specialty insurance provider focused on the global automotive enthusiast market.

Mr. Swets served as Chief Executive Officer of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.) from June 2016 to June 2021. Mr. Swets served as the Chief Executive Officer of Kingsway Financial Services Inc. (NYSE: KFS) from July 2010 to September 2018, including as President from July 2010 to March 2017. He served as a director of Insurance Income Strategies Ltd. from October 2017 to December 2021.

Additional prior board service includes:

- Limbach Holdings, Inc. (NASDAQ: LMB) from July 2016 to August 2021
- Kingsway Financial Services Inc. (NYSE: KFS) from September 2013 to December 2018
- Atlas Financial Holdings, Inc. (Nasdaq: AFH) from December 2010 to January 2018
- FMG Acquisition Corp. (Nasdaq: FMGQ) from May 2007 to September 2008
- United Insurance Holdings Corp. from 2008 to March 2012
- Risk Enterprise Management Ltd. from November 2007 to May 2012.

Before founding Itasca Financial LLC, Mr. Swets held various insurance industry roles, including Director of Investments and Fixed Income Portfolio Manager at Lumbermens Mutual Casualty Company, (formerly known as Kemper Insurance Companies). He began his career in insurance as an intern in the Kemper Scholar program in 1994.

Mr. Swets earned a master's degree in finance from DePaul University in 1999 and a bachelor's degree from Valparaiso University in 1997. He is a member of the Young Presidents' Organization and holds the Chartered Financial Analyst (CFA) designation.

Larry G. Swets III
Event Director

Larry G. Swets III is an automotive enthusiast and affiliated with both Itasca Country Club and Cannonball Garage, where he has been involved in automotive culture and hospitality environments.

<u>**Risk Factors**</u>

The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>The Company Has a Limited Operating History and Investors Will Be Relying Primarily on Management's Business Plan and Future Execution.</u>

Chicago Concours Group Inc is an early-stage Company with a limited operating history upon which investors may evaluate its prospects. The Company's business model is based upon the development and expansion of automotive lifestyle events, hospitality experiences, sponsorship programs, membership offerings, and related experiential activities. Because the Company is in the early stages of implementing its business plan, there can be no assurance that management's assumptions regarding market demand, event attendance, sponsorship revenue, membership adoption, or future expansion opportunities will prove accurate. Investors must evaluate the Company in light of the risks, uncertainties, and challenges frequently encountered by businesses in their formative stages. The Company's future success will depend largely upon management's ability to execute its business strategy, establish brand recognition, develop recurring revenue streams, and successfully scale operations.

The Company's Business Is Highly Dependent Upon the Success of Its Flagship Chicago Concours Event.

The Company's current business strategy is centered around the successful development and execution of its flagship Chicago Concours event. While management intends to expand into additional events, membership programs, sponsorship opportunities, and related offerings over time, the Company's near-term success is expected to depend substantially on the performance of a single primary event. Any failure to successfully organize, market, sponsor, or execute the Chicago Concours event could have a material adverse effect on the Company's business, financial condition, results of operations, and future prospects. Because the Company's brand and future expansion plans are expected to be built around the success of this flagship event, any significant disruption, cancellation, poor attendance, negative publicity, or operational failure associated with the event could materially impair the Company's ability to attract future sponsors, partners, members, customers, and investors.

The Company May Not Successfully Develop a Recognized Brand.

A significant component of the Company's business strategy involves establishing Chicago Concours Group as a leading automotive lifestyle and experiential hospitality brand within the Midwest and potentially beyond. Building a successful consumer-facing brand requires substantial financial resources, effective marketing, strong customer experiences, favorable market reception, and sustained operational execution. There can be no assurance that the Company will be successful in establishing brand recognition, generating customer loyalty, or differentiating itself from existing automotive events and experiential businesses. If the Company is unable to successfully build and maintain a recognized brand, its growth prospects and long-term profitability could be materially adversely affected.

The Company Faces Significant Competition.

The markets in which the Company intends to operate are highly competitive. The Company competes for attendees, sponsors, exhibitors, partners, brands, media attention, and consumer engagement with numerous automotive events, lifestyle events, hospitality experiences, trade shows, charitable fundraising events, entertainment offerings, and other experiential marketing platforms. Many existing competitors possess substantially greater financial resources, established brands, larger customer bases, longer operating histories, and greater access to marketing channels than the Company. There can be no assurance that the Company will be able to successfully compete against current or future competitors or maintain a competitive position in its target markets.

The Company's Business Is Dependent Upon Sponsorship and Corporate Partnership Revenue.

Management anticipates that sponsorships, corporate partnerships, and brand activations will become significant components of the Company's revenue model. The Company's ability to attract and retain sponsors may be influenced by numerous factors beyond its control, including economic conditions, marketing budgets, industry trends, event attendance levels, competitive offerings, and sponsor-specific business considerations. There can be no assurance that the Company will be successful in securing sponsorship agreements on favorable terms or maintaining existing sponsor relationships. Any reduction in sponsorship revenue could materially and adversely impact the Company's financial performance.

The Company Is Subject to Risks Associated with Live Events.

The Company's business model relies heavily upon live, in-person events. Such events are inherently subject to numerous risks, including adverse weather conditions, venue issues, equipment failures, transportation disruptions, labor shortages, safety incidents, accidents, public health concerns, security threats, governmental restrictions, permit issues, and other unforeseen events. Any such occurrence could result in reduced attendance, increased costs, event postponement, event cancellation, reputational harm, or potential liability exposure. Because event revenues are often concentrated around specific dates, disruptions affecting a single event could have a disproportionate impact on the Company's operations and financial results.

The Company Relies Upon Third-Party Venues, Vendors, and Service Providers.

The successful execution of the Company's events requires coordination with numerous third parties, including venues, hospitality providers, caterers, production companies, marketing firms, security providers, transportation companies, contractors, and other service providers. The Company may have limited control over the performance of such third parties. Delays, failures, disputes, financial difficulties, or performance deficiencies involving any significant vendor or service provider could adversely affect the Company's operations, increase costs, damage customer relationships, or result in reputational harm.

The Company's Growth Strategy May Not Be Successful.

Management intends to expand the Company's operations beyond a single annual event into multiple experiential offerings, membership programs, sponsorship platforms, media opportunities, private events, and related revenue streams. Such expansion initiatives involve substantial risks, including increased operating complexity, capital requirements, management challenges, hiring needs, market acceptance risks, and execution uncertainties. There can be no assurance that the Company will successfully implement its growth strategy or achieve the anticipated benefits of any future expansion efforts.

The Company May Require Additional Capital in the Future.

The proceeds of this offering may not be sufficient to fully implement the Company's long-term business plan. As a result, the Company may need to raise additional capital through future equity offerings, debt financings, strategic partnerships, or other financing arrangements. There can be no assurance that such capital will be available on acceptable terms, if at all. Any future financing may dilute existing shareholders or impose additional financial and operational restrictions on the Company.

The Company's Success Is Highly Dependent Upon Key Personnel.

The Company currently relies heavily upon the leadership, industry relationships, experience, and efforts of its founder and management team. In particular, the Company is substantially dependent upon the continued services of Mark Penway and certain key advisors and personnel. The loss of any key individual, or the inability to attract and retain qualified personnel as the Company grows, could materially and adversely affect the Company's business, operations, and future prospects.

The Company May Be Subject to Liability Arising From Event Operations.

The Company's events involve large gatherings of participants, exhibitors, guests, sponsors, vendors, and members of the public. Despite the implementation of safety procedures and risk management practices, accidents, injuries, property damage, or other incidents may occur. Such incidents could result in legal claims, insurance disputes, reputational damage, increased operating costs, or significant liability exposure. Insurance coverage may not be available, may be insufficient, or may not cover all potential claims.

Economic Conditions May Negatively Affect the Company's Business.

The Company's target market includes luxury consumers, automotive enthusiasts, collectors, sponsors, and corporate partners. Demand for experiences, discretionary spending, sponsorship programs, and hospitality-related activities may be adversely affected by economic downturns, inflation, rising interest rates, market volatility, declines in consumer confidence, or other macroeconomic factors. A reduction in discretionary spending by consumers or marketing expenditures by corporate sponsors could materially impact the Company's revenues and growth prospects.

There Is No Assurance That the Company Will Achieve Profitability.

The Company may incur operating losses for the foreseeable future as it invests in event development, marketing, staffing, sponsorship acquisition, brand development, and business expansion initiatives. There can be no assurance that the Company will generate sufficient revenues to offset its expenses or achieve profitability. Even if the Company becomes profitable, there can be no assurance that profitability will be sustained.

Investors in This Offering Will Face Significant Risks and Potential Loss of Investment.

An investment in the Company's securities involves a high degree of risk and should be considered speculative. Investors should be prepared to lose all or a substantial portion of their investment. The securities offered pursuant to this offering may be illiquid, there may be no public market for the securities, and investors may be unable to resell their securities for an extended period of time, if at all. Prospective investors should carefully consider their financial circumstances and risk tolerance before making an investment decision.

The Company Is Dependent Upon Its Relationship with Itasca Country Club.

The Company's current business strategy is substantially dependent upon its affiliation and ongoing relationship with Itasca Country Club, which serves as the intended venue and hospitality platform for the Company's flagship Chicago Concours event and certain future experiential activities. The Company's ability to attract attendees, sponsors, exhibitors, brands, and hospitality participants may be materially influenced by this relationship. If the Company's relationship with Itasca Country Club is terminated, modified, restricted, or otherwise becomes unavailable for any reason, the Company may be required to identify alternative venues and hospitality partners, which may not be available on commercially reasonable terms or may not provide comparable facilities, prestige, demographics, or operational support. Any disruption of this relationship could materially and adversely affect the Company's operations, reputation, growth strategy, and financial condition.

The Company Is Subject to Risks Associated with Adverse Weather Conditions.

The Company's business model contemplates outdoor and partially outdoor events that may be adversely affected by weather conditions beyond the Company's control. Severe weather, including rain, storms, excessive heat, wind, flooding, or other adverse conditions, may negatively affect attendance, sponsorship activations, hospitality experiences, exhibitor participation, media coverage, and overall event quality. Because a substantial portion of the Company's anticipated revenues may be generated during a limited number of event dates, unfavorable weather conditions occurring during such events could have a disproportionate impact on the Company's financial results and future prospects.

The Company Is Subject to Event Cancellation and Force Majeure Risks.

The Company's operations may be adversely affected by events beyond its control, including natural disasters, public health emergencies, acts of terrorism, civil unrest, governmental restrictions, labor disputes, transportation disruptions, utility failures, venue closures, or other force majeure events. Any such occurrence could result in the postponement, modification, or cancellation of one or more events. Even if insurance coverage is maintained, such coverage may not fully compensate the Company for all losses, lost revenues, reputational damage, or future business disruptions. The occurrence of one or more such events could materially and adversely affect the Company's business and financial condition.

The Company May Be Subject to Significant Liability Arising from Damage to or Loss of High-Value Vehicles.

The Company intends to host and display collector automobiles, luxury vehicles, exotic automobiles, vintage vehicles, and other high-value assets owned by participants, collectors, sponsors, and exhibitors. Such vehicles may be exposed to risks associated with transportation, storage, handling, display, weather conditions, accidents, vandalism, theft, or other forms of damage. Any damage to or loss of vehicles associated with Company events may result in legal claims, insurance disputes, adverse publicity, reputational harm, or significant liability exposure. Given the substantial value of certain collector automobiles, claims arising from such incidents could be material.

The Company May Not Be Successful in Establishing Membership Programs or Other Recurring Revenue Streams.

A significant component of the Company's long-term growth strategy involves the development of membership programs, recurring hospitality experiences, private events, and other subscription or recurring revenue opportunities. The success of such initiatives will depend upon consumer demand, perceived value, pricing strategies, competitive offerings, economic conditions, and the Company's ability to consistently deliver desirable experiences. There can be no assurance that consumers will adopt such programs or that recurring revenue initiatives will generate revenues at the levels anticipated by management. Failure to successfully implement these programs could adversely affect the Company's growth strategy and future profitability.

The Company Is Subject to Risks Associated with Luxury Consumer Spending.

The Company's target audience consists primarily of affluent consumers, collectors, automotive enthusiasts, sponsors, luxury brands, and corporate partners. Spending by such individuals and entities on luxury experiences, hospitality offerings, memberships, sponsorships, and discretionary entertainment activities may fluctuate significantly based upon economic conditions, consumer confidence, financial market performance, tax policies, interest rates, inflation, and other macroeconomic factors. Reductions in discretionary spending by affluent consumers or marketing expenditures by luxury brands could materially and adversely affect the Company's revenues and growth prospects.

The Company May Become Dependent Upon a Limited Number of Sponsors or Strategic Partners.

Management anticipates that sponsorship revenue may represent a significant portion of the Company's revenues. Particularly during the Company's early stages of development, a limited number of sponsors, partners, or corporate relationships may account for a substantial percentage of the Company's revenues. The loss, reduction, non-renewal, or financial distress of one or more significant sponsors could materially reduce revenues and adversely affect the Company's operations. There can be no assurance that sponsorship relationships will be renewed or replaced on favorable terms.

The Company Relies Upon Specialized Vendors and Service Providers.

The successful execution of the Company's events requires the coordination of numerous specialized third-party service providers, including event production companies, security providers, transportation companies, hospitality vendors, food and beverage providers, marketing firms, audio-visual contractors, and other event-related service providers. The failure of any significant vendor to perform as expected, maintain adequate staffing, meet quality standards, or fulfill contractual obligations could result in operational disruptions, increased costs, event delays, customer dissatisfaction, or reputational harm.

The Company Is Controlled by a Limited Number of Individuals.

The Company currently has a limited management and governance structure, and substantial control over the Company's business, operations, and strategic direction is expected to remain concentrated among a small number of individuals. As a result, investors may have limited ability to influence corporate decisions, including matters relating to future financings, acquisitions, strategic transactions, compensation arrangements, governance matters, or the sale of the Company. Decisions made by management may not always align with the interests of minority investors.

Future Financings May Result in Significant Dilution.

The Company expects that it may seek additional capital through future equity offerings, debt financings, convertible securities, preferred stock issuances, strategic partnerships, or other financing transactions. Any such financing may result in substantial dilution to existing shareholders. Future investors may receive securities with rights, preferences, privileges, liquidation preferences, anti-dilution protections, voting rights, or other terms that are superior to those associated with the securities offered in this Offering. As a result, the economic and voting interests of investors in this Offering may be materially diluted.

The Company May Be Subject to Risks Associated with Intellectual Property Protection.

The Company's future success may depend in part upon its ability to establish, maintain, and protect its trademarks, trade names, branding, logos, domain names, marketing content, event names, and other intellectual property. The Company may be unable to secure adequate intellectual property protection or may incur substantial costs enforcing its rights. In addition, third parties may assert claims alleging infringement of their intellectual property rights. Any such disputes may result in litigation, increased costs, reputational harm, or limitations on the Company's ability to use certain branding or marketing assets.

The Company May Be Subject to Related-Party Transactions.

Certain officers, directors, advisors, affiliates, or strategic partners of the Company may have existing or future relationships with entities that provide services, venues, hospitality support, sponsorship opportunities, consulting services, or other benefits to the Company. While management intends to act in the best interests of the Company, conflicts of interest may arise in connection with transactions involving related parties. Such transactions may not always be negotiated on terms equivalent to those that could be obtained from unrelated third parties.

The Company Is Subject to Risks Associated with Permits, Licenses, and Regulatory Compliance.

The Company's events may require various governmental permits, licenses, approvals, inspections, and regulatory compliance obligations. Such requirements may include zoning approvals, public assembly permits, food and beverage permits, liquor licenses, health and safety compliance measures, traffic control requirements, and other governmental authorizations. Failure to obtain, maintain, or comply with applicable permits and regulations could result in fines, penalties, event delays, event cancellations, reputational harm, or limitations on the Company's ability to conduct future operations.

THE RISK FACTORS LISTED HEREIN REFLECT MANY, BUT NOT ALL, OF THE RISKS INCIDENT TO AN INVESTMENT IN THE COMPANY'S SECURITIES. EACH INVESTOR MUST MAKE HIS OR HER OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT AND SHOULD READ THE ENTIRE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AND ALL ATTACHMENTS AND EXHIBITS BEFORE INVESTING.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY'S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE. IN ALL INSTANCES, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR INVESTMENT ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THE OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THE OFFERING WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

<u>Ownership and Capital Structure; Rights of the Securities</u>

<u>Ownership</u>

The following table sets forth information regarding beneficial ownership of all of the Company's securities, specifically listing the officer, director, key advisor and holders of 20% or more of the Company's securities prior to this Regulation Crowdfunding Offering.

Mark Penway	150,000	25.00%
Larry G Swets III	150,000	25.00%
Itasca Golf	300,000	50.00%
Totals	600,000	100.00%

The following table sets forth information regarding beneficial ownership of all of the Company's securities, specifically listing the officer, director, key advisor and holders of 20% or more of the Company's securities if all of the Shares being offered are sold in the Offering, not including any bonus shares which may be issued.

Mark Penway	150,000	18.75%
Larry G Swets III	150,000	18.75%
Itasca Golf	300,000	37.50%
Reg CF Investors	200,000	25.00%
Totals	800,000	100.00%

There are 3,000,000 shares of one class of stock (Common Stock) authorized at present in Chicago Concours Group Inc. The number of authorized shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the Company in the future.

The Shares being offered in this Offering are Shares of Common Stock.

The Company has reserved up to 200,000 Shares of Common Stock, not including shares that may be issued as bonus shares. Up to additional 200,000 Shares of Common Stock have been reserved for bonus shares. If all $200,000 of the Offering is invested in $10,000 or more investments, then 200,000 bonus shares would be issued. The following table sets forth information regarding beneficial ownership of all of the Company's securities specifically listing the officer, director, key advisor and holders of 20% or more of the Company's securities if all of the Shares being offered are sold in the Offering and the maximum number of bonus shares are granted.

Mark Penway	150,000	15.00%
Larry G Swets III	150,000	15.00%
Itasca Golf	300,000	30.00%
Reg CF Investors	200,000	20.00%
Bonus Shares	200,000	20.00%
Totals	1,000,000	100.00%

For a detailed description of the rights the Shares, please review the Company's Articles of Incorporation and Bylaws at Exhibit G.

If any investor has more specific questions related to these matters, please review the exhibits to this Form C and Offering Statement, and inquire of Company's management.

The Company's Securities

The Company has reserved up to 200,000 Shares of Common Stock, not including shares that may be issued as bonus shares. Up to additional 200,000 Shares of Common Stock have been reserved for bonus shares. If all $200,000 of the Offering is invested in $10,000 or more investments, then 200,000 bonus shares would be issued. These Shares have voting rights.

Unless otherwise provided by resolution of the managers, the Shares of the Company will not be represented by certificates but rather will be kept in book entry form.

Details of the rights of the Shares may be reviewed in the Articles of Incorporation and Amended and Bylaws at Exhibit G. A summary of the general rights of the Shares is as follows:

Shares of Common Stock (the Shares being sold in this Offering)

Voting Rights

Holders of Shares of Common Stock shall have voting rights – one vote per share.

Economic Rights Class A Common Shares

All Shares of Common Stock are identical in all economic respects.

Dividends or Distributions.

Subject to the preferential or other rights of any holders of any Shares that may be issued or outstanding, the holders of all Shares of Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions unless a disparate dividend or distribution is approved by the Company or only preferences are granted to classes or series of shares at a later date.

What It Means to Be a Minority Shareholder

As a minority holder of Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

Investors should understand the potential for dilution and should expect dilution to occur. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a share offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising Share options, or by conversion of certain instruments (e.g., convertible bonds, convertible Shares or warrants) into Shares.

If the Company decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

Transferability of Securities

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

This is the first offering of securities of the Company, other than securities for founders and others who provided services to the Company.

Financial Condition and Results of Operations

Financial Condition

Investors should read the following discussion of our financial condition and operating results together with the financial statements and related notes at the end of this Form C and Offering Statement. The discussion includes forward-looking statements that reflect current expectations but involve risks and uncertainties; actual results and the timing of events may differ materially for the reasons described under "Risk Factors" and elsewhere herein.

Except for statements of historical fact, the information in this Form C and Offering Statement and its exhibits addresses activities, events, or developments the Company and its management expect or plan for the future. These forward-looking statements—covering matters such as investment objectives, business strategy, projected capital expenditures, competitive strengths, goals, and prospects—are based on assumptions and analyses drawn from management's experience, historical trends, prevailing conditions, and anticipated developments. Whether actual results conform to these expectations depends on numerous factors beyond the Company's control, including general economic, market, or business conditions; changes in laws or regulations; and other risks discussed under "Risk Factors." Accordingly, all forward-looking statements in this Form C and Offering Statement and its exhibits are qualified by these cautionary statements, and no assurance can be given that Chicago Concours Group Inc will achieve the results anticipated by management.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue:

Based on its current operating plan, Chicago Concours Group Inc estimates that the proceeds from this offering, would provide sufficient working capital to operate for approximately 15 months before requiring meaningful revenue generation or additional financing.

Foreseeable major expenses based on projections:

The Company anticipates that its primary expenses during the next 12 months will consist of event production and operational costs, marketing and customer acquisition, sponsorship development, personnel and professional services, technology infrastructure, insurance, legal and accounting compliance, and general working capital. As the Company executes its growth strategy, additional expenditures may be incurred to support expanded hospitality offerings, membership programs, and future branded events.

Future operational challenges:

The Company anticipates several operational challenges as it grows, including securing and retaining sponsors, attracting attendees and participants, managing event production costs, building brand awareness, and recruiting qualified personnel and contractors. Additional challenges may include economic conditions affecting discretionary consumer spending, competition from other entertainment and automotive events, adverse weather conditions impacting outdoor events, and the Company's ability to successfully scale its operations while maintaining a high-quality customer experience.

Future challenges related to capital resources:

The Company's ability to execute its business plan will depend in part on its ability to generate sponsorship, event, and hospitality revenue while effectively managing operating expenses. As the Company expands its operations and pursues additional growth opportunities, it may require additional capital beyond the proceeds of this offering. Management intends to pursue a disciplined growth strategy; however, future financing requirements will depend on market conditions, business performance, and the timing of expansion initiatives.

Future milestones and events:

Over the next 12 to 24 months, Chicago Concours Group Inc intends to complete its Regulation Crowdfunding offering, expand sponsorship and strategic partnership relationships, launch and execute its inaugural Chicago Concours event, grow attendance and VIP hospitality participation, increase brand awareness, and develop recurring membership and experiential offerings. The Company also plans to evaluate additional branded automotive lifestyle events and hospitality experiences as it pursues sustainable revenue growth and long-term expansion throughout the Midwest.

<u>Liquidity and Capital Resources</u>

Chicago Concours Group Inc is an early-stage company and currently has limited operating history and capital resources. The Company expects to fund its operations primarily through the proceeds of this offering, supplemented by future revenues generated from sponsorships, event operations, hospitality experiences, memberships, and related activities.

<u>What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)</u>

As of the date of this Offering, Chicago Concours Group Inc has limited capital resources and is primarily funded through founder contributions. The Company does not currently maintain any material lines of credit, long-term debt facilities, or shareholder loans. The proceeds from this Offering are expected to provide the primary source of capital to support the Company's initial operations, growth initiatives, and working capital requirements.

<u>How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?) Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)</u>

The proceeds from this crowdfunding offering are expected to represent a significant portion of the Company's available capital resources and are important to the execution of its business plan.

<u>How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?</u>

If the Company raises only the minimum offering amount, management estimates that it will have sufficient capital to operate for approximately 6 months. This estimate is based primarily on marketing and brand development.

The Company will continue operations regardless of whether it raises the minimum Target Amount or not. The Company intends to continue operations regardless of whether it raises the minimum Target Amount in this Offering. Management believes that the Company can continue operating through a combination of founder support, sponsorship development efforts, strategic partnerships, and prudent expense management. However, the proceeds from this Offering are expected to accelerate the Company's growth initiatives, marketing efforts, event development activities, and overall execution of its business plan.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal under this Offering, management estimates that it will have sufficient capital to support its planned operations for the Flagship Event.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)

The Company may have access to additional sources of capital in the future, including founder contributions, sponsorship revenue, strategic partnerships, event-generated revenue, and potential future equity financings. Management may also evaluate additional fundraising opportunities, including private placements, debt financing, lines of credit, or other capital sources as the business grows and capital needs evolve.

While the Company believes additional financing opportunities may be available, there can be no assurance that such funding will be obtained on favorable terms, or at all. The Company currently has no committed sources of additional capital beyond those disclosed in this Offering.

Indebtedness

As of the date of this Offering, Chicago Concours Group Inc has no material outstanding indebtedness, including bank loans, lines of credit, notes payable, or other long-term debt obligations. The only debt is set out below in Related Party Transactions.

Related Party Transactions

As of May 4, 2026, a related party covered certain organizational expenses incurred in connection with the Company's formation amounting to $989 which is presented as payable to related party in the balance sheet.

Litigation

The Company is not a party to any pending or threatened litigation. However, Itasca Golf LLC, a shareholder of the Company, the Company's President, and the Company's Senior Advisor have been named as defendants in litigation initiated by a former food and beverage consultant to Itasca Golf LLC. The claims relate to matters involving Itasca Golf LLC and are unrelated to the Company's business, operations, or offering. Based on the information currently available, the Company does not believe that this litigation is reasonably likely to have a material adverse effect on the Company's business, financial condition, or the securities being offered under this Form C.

Regulation Crowdfunding Valuation

Pre-Money Valuation of $1,000,000.00

Valuation Details: The valuation is based on the amount of Shares issued and outstanding based on a $1.00 per Share price, as well as internal projections and calculations of future projections.

Use of Proceeds

The proceeds from this offering are expected to be used to support the launch and growth of Chicago Concours Group Inc, including event production infrastructure, marketing and brand development, public relations, sponsorship acquisition, and general working capital.

Management of the Company has wide latitude and discretion in the use of proceeds from this offering. At present, management's best estimate of the use of proceeds is set out above. However, potential investors should note that this Form C and Offering Statement contains only the best estimates of the Company's management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this based upon circumstances as they exist in the future, various needs of the Company at different times and the management and employees of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary fees	7.00%	$700	7.00%	$14,000
Marketing and brand development	%-	$-	37.50%	$75,000
Event Product infrastructure	%-	$-	37.50%	$75,000
Sponsorship Acquisition	%-	$-	7.50%	15,000
General working capital	%	$-	3.90%	$7,800
Up front Seed Costs	93.00%	$9,300	6.60%	$13,200
Total	**100.00%**	**$10,000**	**100.00%**	**$200,000**

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Indemnification of Officers and Directors

The Company's Amended and Restated Bylaws state that any director or officer who is involved in litigation by reason of his or her position as a director or officer of this corporation shall be indemnified and held harmless by the corporation to the fullest extent authorized by law as it now exists or may subsequently be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights).

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C and Offering Statement; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers, directors or any Shareholder with more than 20% of the total equity or voting equity in the Company.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at https://www.chicagoconcours.com/.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://www.chicagoconcours.com/

Investing Process

The Company is offering up to $200,000.00 (the "Maximum Offering") in Shares of Class B Common Stock at $1.00 per Share, under Regulation Crowdfunding. The Company is attempting to raise a Target Offering Amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by December 31, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

Investors are also entitled to certain "perks" based on the amount of their investment. See section above entitled "Perks" for full details. All perks will be fulfilled after this Regulation CF offering is closed.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. (the "Intermediary"). In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to sell or redeem their Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Shares are issued, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card, debit card, or ACH to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or the closing in which the investor's Shares are issued.**

The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold a closing of the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and the investor will receive the Shares in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The offering price was determined internally by the Company's management and is not based on an independent valuation. The minimum amount that an investor may invest in the Offering is $50.00.

NEITHER THE INTERMEDIARY NOR, THE ESCROW AGENT SERVICING THE OFFERING, HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY AND THE ESCROW AGENT MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

EXHIBIT B TO FORM C
FINANCIAL STATEMENTS

Chicago Concours Group Inc.

(a Nevada Corporation)

Audited Financial Statements

As of the date of inception May 4, 2026

Audited by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Chicago Concours Group Inc.

Table of Contents





Independent Auditor's Report

June 18, 2026
To the Shareholders and Prospective Investors of Chicago Concours Group Inc.
Itasca, Illinois

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Chicago Concours Group Inc. (the "Company"), which comprise the balance sheet as of the date of inception May 4, 2026, and the related statements of income, changes in stockholder's equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Chicago Concours Group Inc. as of the date of inception May 4, 2026, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Chicago Concours Group Inc. in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 18, 2026



CHICAGO CONCOURS GROUP INC.
BALANCE SHEET
As of May 4, 2026 (date of inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Payable to related party	$	989
Total Current Liabilities		989
Total Liabilities		989
Stockholders' Equity		
Common stock, $0.01 value; 3,000,000 authorized		-
Retained Earnings/ (Accumulated deficit)		(989)
Total Stockholders' Equity		(989)
Total Liabilities and Stockholders' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

CHICAGO CONCOURS GROUP INC.
INCOME STATEMENT
As of May 4, 2026 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
General and administrative		989
Total Operating Expenses		989
Net Income (Loss)	$	(989)

The accompanying footnotes are an integral part of these financial statements.

CHICAGO CONCOURS GROUP INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
As of May 4, 2026 (date of inception)
(Audited)

	Common Stock		Retained Earnings/ (Accumulated Deficit)		Total Stockholders' Equity	
Beginning Balance	$	-	$	-	$	-
Issuance of common stock		-		-		-
Net loss		-		(989)		(989)
Balance as of May 4, 2026	$	-	$	(989)	$	(989)

The accompanying footnotes are an integral part of these financial statements.

CHICAGO CONCOURS GROUP INC.
STATEMENT OF CASH FLOWS
As of May 4, 2026 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(989)
Changes in operating assets and liabilities:		
Payable to related party		989
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Issuance of common stock		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

CHICAGO CONCOURS GROUP INC.
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 4, 2026 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Chicago Concours Group Inc (which may be referred to as the "Company," "we," "us," or "our"), was incorporated in Nevada on May 4, 2026. The Company is an event and experiential hospitality company focused on developing premier automotive lifestyle experiences throughout the Midwest. The Company's flagship initiative will be the annual Chicago Concours event, hosted in partnership with Itasca Golf LLC, one of the Company's shareholders (see Note 7).

As of May 4, 2026, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of May 4, 2026, the Company had no cash and cash equivalents.

Fair Value Measurements

CHICAGO CONCOURS GROUP INC.
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 4, 2026 (INCEPTION)
(AUDITED)

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of May 4, 2026.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of May 4, 2026, the Company has not yet started operations and is in the pre-revenue stage.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

As of May 4, 2026, a related party covered certain organizational expenses incurred in connection with the Company's formation amounting to $989 which is presented as payable to related party in the balance sheet.

Subsequent to the Company's inception, the Company issued 150,000 and 300,000 shares of common stock to Mark Penway and Itasca Golf LLC, respectively (see Note 7). Mark Penway, a Director and Officer of the Company, is also the Chief Financial Officer of Itasca Golf LLC. Accordingly, these transactions are considered related party transactions.

NOTE 4 – EQUITY

CHICAGO CONCOURS GROUP INC.
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 4, 2026 (INCEPTION)
(AUDITED)

The Company is authorized to issue 3,000,000 shares of Common Stock at $0.01 par value. As of May 4, 2026, the Company has not issued any shares.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, issuance of common shares and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Stock Subscriptions

On May 21, 2026, the Company entered into three separate subscription agreements with the following investors for the issuance of common stock.

- 300,000 shares of common stock were issued to Itasca Golf LLC for total consideration of $300.
- 150,000 shares of common stock were issued to Mark Penway for total consideration of $150.
- 150,000 shares of common stock were issued to Larry Swets III for total consideration of $150.

Management's Evaluation

Management has evaluated subsequent events through June 18, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C
PROFILE SCREENSHOTS



Invest in the future of Chicago Concours

Chicago Concours Group Inc. is building the Midwest's first scalable automotive lifestyle brand - creating high-end concours events, VIP hospitality, and recurring experiential revenue opportunities in a large, underserved market with strong sponsorship and growth potential.

View Form C → | View all filings →

Invest in Chicago Concours | Campaign Video ▷

$1.00 per share

$50 min. investment

$10k min. offering

$200k max. offering

Deadline 12/31/2026

We are offering individuals an opportunity to invest.

Chicago Concours Group Inc. is building the Midwest's first scalable automotive lifestyle and experiential hospitality brand, combining world-class concours events, premium hospitality, sponsorships, and recurring membership experiences in a rapidly growing collector car and experiential market. The global classic car market was valued between approximately $32 billion and $43 billion in 2024 and is projected to exceed $65 billion–$94 billion over the next decade as collector demand, experiential spending, and automotive lifestyle engagement continue to accelerate.

Chicago represents one of the largest untapped automotive event markets in the United States. While premier automotive lifestyle events such as Pebble Beach, Amelia Island, and Scottsdale have become major destination experiences generating substantial sponsorship, tourism, and hospitality revenue, the Midwest lacks a nationally recognized concours platform. Chicago Concours Group Inc. intends to fill that gap through its strategic partnership with Itasca Country Club, creating a premium destination that brings together affluent consumers, collectors, brands, automotive manufacturers, and corporate sponsors in a highly curated environment. The company's business model is designed to generate diversified revenue through sponsorships, VIP hospitality, memberships, branded experiences, private events, vendor partnerships, media content, and recurring annual activations.

Our long-term vision is to evolve Chicago Concours Group Inc. beyond a single annual event into a nationally recognized experiential lifestyle company with multiple recurring revenue streams and expansion opportunities across the Midwest and beyond. As the collector car market continues to grow and brands increasingly shift marketing dollars toward experiential engagement, we believe Chicago Concours Group Inc. is positioned to become a category-leading platform that captures both consumer passion and corporate sponsorship demand. Through disciplined brand development, strategic partnerships, and scalable event infrastructure, the company has the potential to become one of the most recognized automotive lifestyle brands in the region while delivering significant long-term enterprise

Invest in Chicago Concours Group Inc.

Total Invested:	Awaiting Data
Offering Terms	⌄
Common Stock under Reg CF	⌄

View Form C → | View all filings →

Invest Now

Opportunity

Market

Traction & Story

Competitive Advantage

Founders

Revenue Model

Financials & Details

Investor Perks

Why invest in this company?

- **Large Untapped Market Opportunity** - Chicago Concours Group Inc is positioned to become the Midwest's premier automotive lifestyle brand in a region currently underserved by nationally recognized concours and experiential automotive events.

- **Credibility Through Industry Involvement** - Members of the Chicago Concours Group Inc. team participated in the transaction that took Hagerty public, providing firsthand exposure to the collector car and automotive lifestyle industry at a national level.

- **Scalable, Multi-Revenue Business Model** - The company is designed to generate recurring revenue through sponsorships, VIP hospitality, memberships, branded events, partnerships, media content, and private experiential activations.



We operate in a large and growing market.

Chicago Concours Group Inc. operates within the rapidly growing experiential events and collector car ecosystem, specifically targeting affluent automotive enthusiasts, collectors, sponsors, and experiential consumers in the Midwest. Rather than broadly targeting the entire automotive industry, the company is focused on the premium segment of the market where lifestyle experiences, collector vehicles, hospitality, and brand activations intersect. This market continues to expand as consumers increasingly prioritize experiences, exclusivity, and community-driven events over traditional entertainment and advertising channels.

The company is specifically addressing a clear gap in the Midwest automotive event market. While nationally recognized concours and automotive lifestyle events such as Pebble Beach Concours d'Elegance, Amelia Island, and Scottsdale attract affluent attendees, sponsors, and automotive manufacturers from around the world, the Chicago metropolitan area currently lacks a nationally recognized automotive destination event despite being one of the largest and wealthiest metropolitan regions in the United States. Chicago's affluent suburbs, strong collector car community, corporate headquarters presence, and consumer base create a compelling regional opportunity for a premium automotive lifestyle platform.

The collector car market itself continues to experience strong long-term growth. According to Credence Research, the global classic car market was valued at approximately $43 billion in 2024 and is projected to grow significantly over the next decade, driven by increasing collector demand, alternative asset investing, rising spending, and growing enthusiast participation. At the same time, brands and automotive manufacturers are increasingly allocating marketing budgets toward experiential activations and private VIP events that provide direct access to affluent consumers in highly curated environments.

Problem

The Midwest currently lacks a nationally recognized automotive lifestyle and concours platform despite having one of the largest concentrations of affluent consumers, collector car enthusiasts, brands, and corporate headquarters in the United States. While markets such as Monterey, Scottsdale, and Amelia Island have developed destination automotive events that attract significant sponsorship, tourism, and media attention, the Chicago region remains underserved in the premium automotive experiential category.

In addition, brands and automotive companies are increasingly prioritizing experiential marketing and direct consumer engagement over traditional advertising channels. However, there are limited premium platforms in the Midwest capable of attracting high-net-worth audiences in an environment that aligns with the exclusivity, hospitality, and brand positioning sponsors seek. Existing regional automotive events are often fragmented, enthusiast-focused, or lack the upscale hospitality infrastructure necessary to create destination-level experiences capable of generating sustained sponsor, media, and consumer engagement.

Solution

Chicago Concours Group Inc. is creating a premium automotive lifestyle and experiential hospitality platform designed specifically for the Midwest market. Through its affiliation with Itasca Country Club, the company intends to combine high-end automotive programming, hospitality, VIP experiences, corporate sponsorship activations, and curated social experiences into a destination-level brand platform capable of attracting affluent consumers, collectors, sponsors, and automotive manufacturers.

Rather than operating as a traditional car show, the company is being built as a scalable experiential



Newly founded company with an energetic founding team

Chicago Concours Group Inc. was founded in 2026 to address the lack of a nationally recognized automotive lifestyle platform in the Midwest. Since inception, the company has developed its initial business strategy, established its affiliation with Itasca Country Club, and begun building relationships within the automotive, hospitality, and sponsorship communities to support the launch of its flagship concours and experiential events platform.



What makes us different

Chicago Concours Group Inc.'s competitive advantage is its unique ability to combine automotive culture with private-club-level hospitality through its affiliation with Itasca Country Club, creating a premium experiential platform unlike traditional car shows or regional automotive gatherings. The partnership provides access to an established venue, affluent demographics, food and beverage infrastructure, and a high-end member environment that aligns naturally with collectors, sponsors, and VIP attendees. This positioning allows the company to create a significantly more elevated and differentiated experience compared to typical enthusiast-driven automotive events.

Additionally, while nationally recognized concours events such as Pebble Beach and Amelia Island have demonstrated the strong demand for automotive lifestyle experiences, the Midwest remains underserved by a comparable destination event despite the Chicago metropolitan area being one of the largest and wealthiest markets in the United States. Chicago Concours Group Inc. intends to capitalize on this market gap through a scalable business model built around sponsorships, hospitality experiences, memberships, branded activations, and recurring experiential events. The company also benefits from early credibility and industry visibility through team involvement in the transaction that took Hagerty public, providing firsthand exposure to the collector car and automotive enthusiast ecosystem.

Sources:
Hagerty, Credence Research, Market Research Future

Who we are

Chicago Concours Group Inc. brings together leadership with direct experience in hospitality, private club operations, automotive enthusiast culture, and exposure to the collector car industry, creating a unique combination of relationships and operational alignment that management believes is difficult to replicate in the Midwest market.

The company's Senior Advisor serves as the Managing Member of Itasca Country Club, providing strategic access to one of the region's premier private club environments and helping align the company's long-term hospitality and venue strategy. In addition, the President of Chicago Concours Group Inc. serves as CFO of Itasca Country Club, creating direct operational connectivity between the company and its primary hospitality partner. This relationship provides valuable insight into event operations, guest experiences, food and beverage management, and private club administration.

The company's Event Director is affiliated with Cannonball Garage, a recognized name within the automotive enthusiast and collector community. This relationship provides firsthand exposure to automotive culture, enthusiast engagement, and automotive lifestyle experiences that align closely with the company's target demographic.

Additionally, members of the Chicago Concours Group Inc. team participated in the transaction that took Hagerty public, providing firsthand exposure to the collector car, insurance, and automotive enthusiast ecosystem at a national level. Management believes these combined relationships and experiences position the company with a differentiated foundation to develop a premium automotive lifestyle brand in the Midwest.

Mark Penway

Director, President, Treasurer and Secretary



Biography ➕

Larry G. Swets, Jr

Senior Advisor



Biography ➕

Larry G. Swets, III

Event Director



Diversified revenues

Chicago Concours Group Inc. intends to generate revenue through a diversified experiential business model centered around automotive lifestyle events, hospitality, sponsorships, memberships, and branded activations. The company's primary revenue sources are expected to include corporate sponsorships, VIP hospitality packages, ticket sales, vendor and exhibitor fees, branded merchandise, private events, and recurring membership experiences. Management believes sponsorship revenue will become one of the company's largest and most scalable revenue categories as automotive brands, financial institutions, hospitality groups, and consumer brands continue increasing their investment in experiential marketing and direct consumer engagement.

> Primary revenue sources are expected to include corporate sponsorships, VIP hospitality packages, ticket sales, vendor and exhibitor fees, branded merchandise, private events, and recurring membership experiences.

This reflects the expectations of management, not a guarantee. Please see the Form C filed with the SEC for more information regarding forward-looking statements.

The proceeds from this offering are expected to be used to support the launch and growth of Chicago Concours Group Inc., including event production infrastructure, marketing and brand development, public relations, sponsorship acquisition, and general working capital.

Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

Investor Perks

Basic description of perks for investors

Perks for investors participating in this offering can be found below, if available, including details about eligibility.



Perk Tier #1 ($100 Investment)   +

Perk Tier #2 ($250 Investment)   +

Perk Tier #3 ($1,000 Investment)   +

Perk Tier #4 ($2,500 Investment)   +

Perk Tier #5 ($5,000 Investment)   +

Perk Tier #6 ($10,000 Investment)   +



Updates & Press

Updates for investors and recent press coverage

Media coverage, press releases, and any relevant updates for prospective or current investors can be found below (if available).

Frequently Asked Questions

Investor frequently asked questions

Frequently asked questions and responses for investors can be found below.

What is Regulation CF? +

Who is eligible to invest? +

What are the tax implications of making a Reg CF investment? +

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering? +

What is Issuance Express? +

Discussion

Investor questions for the company

Investor questions can be submitted via the Q&A section below, in order to be answered by a representative of the issuer company for this offering.

EXHIBIT D: TO FORM C
VIDEO SCRIPT

Chicago is one of the largest and most passionate automotive markets in the United States, yet the Midwest still lacks a nationally recognized automotive destination event.

That opportunity is what inspired the creation of Chicago Concours.
We are building an automotive lifestyle event centered around the vehicles, people, and experiences that fuel automotive passion.

We aim to celebrate the enthusiasts, collectors, builders, clubs, families, and communities that make automotive culture so special.

Through our partnership with Itasca Country Club, we believe we can create a unique destination experience that combines outstanding vehicles with great hospitality, curated experiences, sponsor activations, and memorable social gatherings.

Our leadership team brings together backgrounds in finance, hospitality, private club operations, and automotive culture. Team members have affiliations with Itasca Country Club and

Cannonball Garage and have participated in the transaction that took Hagerty public.
Chicago Concours is designed to be more than a single annual event. Our long-term vision is to build a platform that celebrates automotive passion throughout the Midwest while creating meaningful opportunities for enthusiasts, brands, sponsors, and community partners to connect.

We believe the Midwest automotive community is underserved, and we see tremendous potential to create a destination event that reflects the energy, diversity, and passion of car culture in Chicago and beyond.

We invite you to join us as we work to build a new automotive tradition for Chicago.

EXHIBIT E TO FORM C
FORM OF SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The undersigned understands that Chicago Concours Group Inc, a corporation organized under the laws of Nevada (the "Company") is offering up to $200,000.00 of Common Stock (the "Securities") of Chicago Concours Group Inc, in this offering. This offering is made pursuant to the Form C filed by the Company with the U.S. Securities and Exchange Commission (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   The Closing. The first closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific on December 31, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4.   Payment for Securities. Payment for the Securities shall be received in escrow held by North Capital Securities acting as the Escrow Facilitator (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by an SEC licensed transfer agent or another registrar which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(a)   The Company is offering up to $200,000.00 (the "Maximum Offering") of the Securities under Regulation Crowdfunding (this "Offering"). The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by December 31, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b)   The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to sell or redeem your Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow by Tristate Capital Bank until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **If you use a credit card, debit card or ACH to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing, whichever comes first.**

(c)   The Company will notify you when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold its first closing the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to you. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)   Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)   The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $50.00.

5.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a)   Chicago Concours Group Inc is duly formed and validly existing under the laws of Nevada with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

(c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a bona fide resident (not a temporary or transient resident) of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person. If the undersigned is an individual, the undersigned is at least 21 years of age, has the competence to enter into the Subscription Agreement and to purchase the Securities.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v)   The undersigned agrees to be bound by the Company's charter and bylaws, including any amendments and/or restatements thereto, by signing this Subscription Agreement.

(vi)   The undersigned understands the meaning and legal consequences of the representations and warranties contained in this Section 6, in its application to invest and in all other areas of this Subscription Agreement, and agrees to indemnify and hold harmless the Company, its officers or any of its directors, affiliates, controlling Shareholders, counsel, agents, or employees from and against any and all loss, damage or liability (including costs and reasonable attorney's fees) due to or arising out of a breach of any representation, warranty or acknowledgment of the undersigned contained in its investment application and in this Subscription Agreement.

(b)   Information Concerning the Company.

(i)   The undersigned has been given the opportunity to review a copy of the Form C and has either read the Form C, or has chosen of the undersigned's own volition to not read the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities. The undersigned acknowledges that he, she or it has been given the opportunity to consult with the undersigned's legal, accounting, tax and/or investment advisors, and has either done so prior to executing this Subscription Agreement, or the undersigned has chosen of the undersigned's own volition to not to consult with the undersigned's legal, accounting, tax and/or investment advisors prior to making an investment decision and prior to executing this Subscription Agreement.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that he, she or it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Jumpstart Micro, Inc. d/b/a Issuance Express, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Jumpstart Micro, Inc. d/b/a Issuance Express or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Jumpstart Micro, Inc. d/b/a Issuance Express nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Jumpstart Micro, Inc. d/b/a Issuance Express nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and the undersigned acknowledges that he, she or it have been given the opportunity to ask any questions of management he, she or it deems necessary before making an investment decision. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii)   The undersigned has up to 48 hours before a closing in which undersigned's Shares will be issued to cancel the purchase and get a full refund.

(ix)   The undersigned acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation.

(x)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(xi)   The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker-dealers, placement agents, Shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or otherwise being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 6 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to set off against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 6 of this Subscription Agreement.

(c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e)   Restrictions on Transfer or Sale of Securities.

(i)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become domly transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(iv)   The undersigned understands that the following legend will apply to all Securities purchased through this Subscription Agreement by the undersigned, whether printed on a certificate or otherwise for uncertificated securities, in form substantially as follows:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) IF SUCH REGISTRATION IS NOT REQUIRED, THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

7.   Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

8.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   **Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.**

13.   Submission to Jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the State of Nevada courts in Washoe County, Nevada or the federal court for the District in Nevada sitting in Reno, Nevada to the fullest extent permitted by law, be the sole and exclusive forums for: (i) any action related to this Agreement, (ii) any derivative action or proceeding brought on behalf of the Company; (iii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, Shareholder, employee or agent of the Company to the Company or the Company's Shareholders; (iv) any action asserting a claim against the Company or any current or former director, officer, Shareholder, employee or agent of the Company arising pursuant to any provision of Nevada Law, the Company's corporate charter or as to which Nevada law confers jurisdiction on the courts of the State of Nevada. This clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

15.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Chicago Concours Group Inc
104 S. Walnut, Unit 1A
Itasca IL 60143
Attention: Mark Penway

If to the Purchaser: the address provided in the application to subscribe and/or this Subscription Agreement.

18.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. **Community Property.** The undersigned represents that the funds provided for this investment are the separate property of the undersigned or are otherwise funds as to which the undersigned has the sole right of management. If the undersigned is an individual resident of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin or Puerto Rico and is married but purchasing the Securities as the undersigned's sole and separate property, the undersigned's spouse or spousal equivalent must complete a Community Property Waiver and Notary Acknowledgment Form and return it to the Company. These forms are available upon request.

23. **No Certificates.** You will be notified via e-mail of the issuance of your Shares when compliance is complete and a closing takes place involving your investment. All Shares are held in book entry form, and no certificates will be issued.

24. **No Commissions.** The undersigned has not given any compensation to, nor received any compensation from, any individual or entity in connection with the securities offering.

25. **Accuracy of Information Provided. Duty To Update.** The undersigned has accurately completed all forms provided by the Company in order to invest. All of the information provided by the undersigned is true and correct in all respects. The undersigned understands that such information will be relied on for all purposes including, without limitation, compliance with all applicable securities laws. The undersigned hereby promises to promptly notify the Company immediately of any material change in any such information occurring prior to the completion of the purchase of any Securities by the undersigned. The undersigned also agrees that the representations and warranties of Section 6 above are true and accurate as of the date the undersigned executed this Subscription Agreement and shall be true and accurate as of the date of delivery to and acceptance by the Company of this Subscription Agreement and shall survive such delivery and acceptance. If in any respect such representations, warranties and acknowledgments shall not be true and accurate prior to such delivery and acceptance, the undersigned shall give immediate written notice of such fact to the Company, specifying which representations and warranties and acknowledgments are not true and accurate and the reasons therefore.

26. **Consent to Contact.** The undersigned grants permission to the Company and its employees, agents, and assigns to contact the undersigned via electronic communications including, but not limited to, e-mail, text message/SMS, telephone calls and other means of electronic messaging for purposes of facilitating or finalizing this investment, and for any other matters including the Company's marketing efforts. The undersigned may opt out of this consent at any time by providing the Company with written communication evidencing the withdrawal of such permission.

27. Electronic Signature and Communications Notice and Consent. The undersigned and the Company hereby consent and agree that electronically signing this Subscription Agreement constitutes his/her/its signature, acceptance and agreement as if actually signed by the undersigned in writing. Further, the undersigned and the Company agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of any signature or resulting contract between the undersigned and the Company. The undersigned and the Company understand and agree that their e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding. The undersigned and the Company agree that their electronic signatures are the legal equivalent of their manual signature on this Agreement and consent to be legally bound by the Subscription Agreement's terms and conditions. Furthermore, each party hereby agrees that all current and future notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of provided by the undersigned in the investor application process or as otherwise from time to time changed or updated and disclosed to the Company, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the undersigned and the Company. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipient's' spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to or by the Company, and if the undersigned desires physical documents, then the undersigned agrees to directly and personally print, at the undersigned's expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that the undersigned desires.

27. Acknowledgement of Risks Factors. The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Form C. The undersigned acknowledges that this investment entails significant risks.

29. Investor Acknowledgment of Bonus Share Terms. The undersigned acknowledges and reviewed in the Form C and Offering Statement that the Company offered a 25% bonus in additional Shares ("Bonus Shares") to investors who invest between $2,500 – $4,999, 50% Bonus Shares to investors who invest between $5,000 – $9,999, and 100% Bonus Shares to investors who invest $10,000 or more. The undersigned investor understands that all Bonus Shares are of the same class (Common Stock) and have identical rights, and that the number of Shares received is determined by the amount of the investment in accordance with the Company's Form C disclosures. If you qualify for Bonus Shares, they will not be reflected in the online investment application you submit and will not be reflected on the signature page of this Subscription Agreement but will be added to your holdings at the closing in which your investment application is finalized and you will be notified by email of your Bonus Shares being issued.

30.   Representation by Investor/Subscriber That Investment Is Within Regulation Crowdfunding Limitations. As a condition to subscribing for the securities offered hereby, by signing below, investor/subscriber represent and warrant to the Company that he, she, or it (a) either qualifies as an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, or (b) if not an accredited investor, has reviewed and understands the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding and hereby represents that his, her, or its aggregate investment in all offerings conducted under Regulation Crowdfunding during the applicable 12-month period, including this investment, does not exceed such limits. Specifically, if the investor's annual income or net worth is less than $124,000, the investor may invest no more than the greater of $2,500 or 5% of the greater of annual income or net worth; if both annual income and net worth are equal to or greater than $124,000, the investor may invest up to 10% of the greater of annual income or net worth, not to exceed $124,000 in the aggregate during any 12-month period. Each investor acknowledges and agrees that the Company, any funding portal or intermediary, and any of their respective agents or affiliates are entitled to rely upon this representation as a condition to accepting the investor's subscription, and that the investor will promptly notify the Company or the intermediary if any information provided to support this representation becomes untrue or inaccurate in any respect prior to closing of the offering.

[SIGNATURE PAGE FOLLOWS]

EXHIBIT F TO FORM C
ADDITIONAL DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO 17 C.F.R. §227.501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TAX MATTERS
EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.
TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.
FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.
EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

EXHIBIT G TO FORM C
ADDITIONAL CORPORATE DOCUMENTS



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E57166722026-1
F.V.Aguilar	Filing Number 20265716671
Secretary of State State Of Nevada	Filed On 05/04/2026 11:27:23 AM
	Number of Pages 2

Formation - Profit Corporation

☑	**NRS 78 -** Articles of Incorporation Domestic Corporation	☐	**NRS 80 -**	Foreign Corporation
☐	**NRS 89 -** Articles of Incorporation Professional Corporation	☐	**NRS 80 -**	Foreign Corporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**Chicago Concours Group Inc**
2. Registered Agent for Service of Process: (Check only one box)	☑ Commercial Registered Agent (name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below) **ROCKET LAWYER CORPORATE SERVICES LLC** Name of Registered Agent **OR** Title of Office or Position with Entity **318 N CARSON ST #208** **Carson City** Nevada **89701** Street Address City Zip Code Nevada Mailing Address (If different from street address) City Zip Code
2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.* **X LETICIA HERRERA** **05/04/2026** Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date
3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)	This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☑ No
4. Names and Addresses of the Board of Directors/ Trustees or Stockholders (NRS 78: Board of Directors/ Trustees is required. NRS 78a: Required if the Close Corporation is governed by a board of directors. NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)	1) **Mark Penway** Name **105 S Maple** **Itasca** **IL** **60189** Address City State Zip Code
5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation: **5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

Page 1 of 2 Pages



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

**Formation -
profit Corporation**
Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting Yes you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	**Yes** ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	**Event Management**

8. Authorized Shares: (Number of shares corporation is authorized to issue)	Please indicate the break down of all corporate shares and the par value. Number of Authorized shares with Par value: `3000000.0` Par value: $ `.01` Number of common shares with Par value: `0` Par value: $ `0` Number of preferred shares with Par value: `0` Par value: $ `0` Number of shares with no par value: **0** **Foreign Corporations, NRS 80 only:** ☐ This is a corporation is a unlimited stock corporation ☐ This is a corporation is a non-stock corporation. If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or **Authorized Signer** for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.
	
	`Mark Penway` `United States`
	Name Country
	
	`105 S Maple` `Itasca` `IL` `60189`
	Address City State Zip/Postal Code
	
	X Mark Penway (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)







SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, FRANCISCO V. AGUILAR, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Chicago Concours Group Inc** did, on 05/04/2026, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 05/04/2026.

FRANCISCO V. AGUILAR
Secretary of State

Certificate
Number: B202605046660691
You may verify this certificate
online at https://www.nvsilverflume.gov/home



SECRETARY OF STATE



STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

Chicago Concours Group Inc

Nevada Business Identification # NV20263572115
Expiration Date: 05/31/2027

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 05/04/2026.



Certificate Number: B202605046660692
You may verify this certificate
online at https://www.nvsilverflume.gov/home

FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

Docusign Envelope ID: A3573726-96B2-86BB-81EC-145AC8E0A5D2

BYLAWS OF Chicago Concours Group Inc

ARTICLE I
SHAREHOLDERS

Section 1. Annual Meeting. An annual meeting shall be held once each calendar year for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Board of Directors from time to time.

Section 2. Special Meetings. Special meetings of the shareholders may be requested by the President, the Board of Directors, or the holders of a majority of the outstanding voting shares.

Section 3. Notice. Written notice of all shareholder meetings, whether regular or special meetings, shall be provided under this section or as otherwise required by law. The Notice shall state the place, date, and hour of meeting, and if for a special meeting, the purpose of the meeting. Such notice shall be mailed to all shareholders of record at the address shown on the corporate books, at least 10 days prior to the meeting. Such notice shall be deemed effective when deposited in ordinary U.S. mail, properly addressed, with postage prepaid.

Section 4. Place of Meeting. Shareholders` meetings shall be held at the corporation's principal place of business unless otherwise stated in the notice. Shareholders of any class or series may participate in any meeting of shareholders by means of remote communication to the extent the Board of Directors authorizes such participation for such class or series. Participation by means of remote communication shall be subject to such guidelines and procedures as the Board of Directors adopts. Shareholders participating in a shareholders' meeting by means of remote communication shall be deemed present and may vote at such a meeting if the corporation has implemented reasonable measures: (1) to verify that each person participating remotely is a shareholder, and (2) to provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrent with such proceedings.

Section 5. Quorum. A majority of the outstanding voting shares, whether represented in person or by proxy, shall constitute a quorum at a shareholders` meeting. In the absence of a quorum, a majority of the represented shares may adjourn the meeting to another time without further notice. If a quorum is represented at an adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally scheduled. The shareholders present at a meeting represented by a quorum may continue to transact business until adjournment, even if the withdrawal of some shareholders results in representation of less than a quorum.

Section 6. Informal Action. Any action required to be taken, or which may be taken, at a shareholders meeting, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the shareholders who own all of the shares entitled to vote with respect to the subject matter of the vote.

Docusign Envelope ID: A3573726-96B2-86BB-81EC-145AC8E0A5D2

ARTICLE II
DIRECTORS

Section 1. Number of Directors. The corporation shall be managed by a Board of Directors consisting of 1 director(s).

Section 2. Election and Term of Office. The directors shall be elected at the annual shareholders` meeting. Each director shall serve a term of 3 year(s), or until a successor has been elected and qualified.

Section 3. Quorum. A majority of directors shall constitute a quorum.

Section 4. Adverse Interest. In the determination of a quorum of the directors, or in voting, the disclosed adverse interest of a director shall not disqualify the director or invalidate his or her vote.

Section 5. Regular Meeting. An annual meeting shall be held, without notice, immediately following and at the same place as the annual meeting of the shareholders. The Board of Directors may provide, by resolution, for additional regular meetings without notice other than the notice provided by the resolution.

Section 6. Special Meeting. Special meetings may be requested by the President, Vice-President, Secretary, or any two directors by providing five days' written notice by ordinary United States mail, effective when mailed. Minutes of the meeting shall be sent to the Board of Directors within two weeks after the meeting.

Section 7. Procedures. The vote of a majority of the directors present at a properly called meeting at which a quorum is present shall be the act of the Board of Directors, unless the vote of a greater number is required by law or by these by-laws for a particular resolution. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting. The Board shall keep written minutes of its proceedings in its permanent records.

If authorized by the governing body, any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the member or proxy holder.

Section 8. Informal Action. Any action required to be taken at a meeting of directors, or any action which may be taken at a meeting of directors or of a committee of directors, may be taken without a meeting if a consent in writing setting forth the action so taken, is signed by all of the directors or all of the members of the committee of directors, as the case may be.

Section 9. Removal / Vacancies. A director shall be subject to removal, with or without cause, at a meeting of the shareholders called for that purpose. Any vacancy that occurs on the Board of Directors, whether by death, resignation, removal or any other cause, may be filled by the remaining directors. A director elected to fill a vacancy shall serve the remaining term of his or her predecessor, or until a successor has been elected and qualified.

Section 10. Resignation. Any director may resign effective upon giving written notice to the chairperson of the board, the president, the secretary or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Section 11. Committees. To the extent permitted by law, the Board of Directors may appoint from its members a committee or committees, temporary or permanent, and designate the duties, powers and authorities of such committees.

Docusign Envelope ID: A3573726-96B2-86BB-81EC-145AC8E0A5D2

ARTICLE III
OFFICERS

Section 1. <u>Number of Officers</u>. The officers of the corporation shall be a President, a Treasurer, and a Secretary.

> **President/Chairman.** The President shall be the chief executive officer and shall preside at all meetings of the Board of Directors and its Executive Committee, if such a committee is created by the Board.

> **Secretary.** The Secretary shall give notice of all meetings of the Board of Directors and Executive Committee, if any, shall keep an accurate list of the directors, and shall have the authority to certify any records, or copies of records, as the official records of the corporation. The Secretary shall maintain the minutes of the Board of Directors' meetings and all committee meetings.

> **Treasurer/CFO.** The Treasurer shall be responsible for conducting the financial affairs of the corporation as directed and authorized by the Board of Directors and Executive Committee, if any, and shall make reports of the corporation's finances as required, but no less often than at each meeting of the Board of Directors and Executive Committee.

Section 2. <u>Election and Term of Office</u>. The officers shall be elected annually by the Board of Directors at the first meeting of the Board of Directors, immediately following the annual meeting of the shareholders. Each officer shall serve a one year term or until a successor has been elected and qualified.

Section 3. <u>Removal or Vacancy</u>. The Board of Directors shall have the power to remove an officer or agent of the corporation. Any vacancy that occurs for any reason may be filled by the Board of Directors.

ARTICLE IV
CORPORATE SEAL, EXECUTION OF INSTRUMENTS

The corporation shall not have a corporate seal. All instruments that are executed on behalf of the corporation which are acknowledged and which affect an interest in real estate shall be executed by the President or any Vice-President and the Secretary or Treasurer. All other instruments executed by the corporation, including a release of mortgage or lien, may be executed by the President or any Vice-President. Notwithstanding the preceding provisions of this section, any written instrument may be executed by any officer(s) or agent(s) that are specifically designated by resolution of the Board of Directors.

ARTICLE V
AMENDMENT TO BYLAWS

The bylaws may be amended, altered, or repealed by the Board of Directors or the shareholders by a two-thirds majority of a quorum vote at any regular or special meeting; provided however, that the shareholders may from time to time specify particular provisions of the bylaws which shall not be amended or repealed by the Board of Directors.

ARTICLE VI
INDEMNIFICATION

Any director or officer who is involved in litigation by reason of his or her position as a director or officer of this corporation shall be indemnified and held harmless by the corporation to the fullest extent authorized by law as it now exists or may subsequently be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights).

Docusign Envelope ID: A3573726-96B2-86BB-81EC-145AC8E0A5D2

ARTICLE VII
STOCK CERTIFICATES

The corporation may issue shares of the corporation's stock without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information that is required by law to be on the certificates. Upon written request to the corporate secretary by a holder of such shares, the secretary shall provide a certificate in the form prescribed by the directors.

ARTICLE VIII
DISSOLUTION

The corporation may be dissolved only with authorization of its Board of Directors given at a special meeting called for that purpose, and with the subsequent approval by no less than two-thirds (2/3) vote of the members.

Certification

Mark Penway, Secretary of Chicago Concours Group Inc hereby certifies that the foregoing is a true and correct copy of the bylaws of the above-named corporation, duly adopted by the initial Board of Directors on May 5, 2026.

Signed by:

Mark Penway

71FF1683E9BB4B4...

By: _____

Mark Penway Secretary

Date: 05/05/2026 _____